SEC Mail Processing Section
FEB 28 2018
Washington DC
408

SEC 18001526

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-67718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FS Investment Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC Mail Processing Section
FEB 28 2018
WASH D.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 Rouse Blvd
(No. and Street)

Philadelphia (City) PA (State) 19112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Marie Rafferty-McClain 215-495-1168 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

518 Township Line Road (Address) Blue Bell (City) PA (State) 19422 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

E.O.

FS Investment Solutions, LLC

Statement of Financial Condition
December 31, 2017

Filed as PUBLIC information pursuant to Rule 17a-5(d) under
the Securities Exchange Act of 1934.

OATH OR AFFIRMATION

I, Lisa Detwiler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FS Investment Solutions, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DEBORAH A. GORDON, Notary Public
City of Philadelphia, Phila. County
My Commission Expires April 22, 2019

Lisa Detwiler
Signature

SVP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FS Investment Solutions, LLC

Contents

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and Directors of FS Investment Solutions, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of FS Investment Solutions, LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2009.

Blue Bell, Pennsylvania
February 23, 2018

FS Investment Solutions, LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash and cash equivalents	$	12,356,193
Accounts receivable		97,631
Prepaid expenses		675,169
Property and equipment, net of accumulated depreciation of $1,431,202		580,246
Total assets	$	13,709,239
Liabilities and Member's Equity		
Liabilities		
Due to affiliate	$	1,437,659
Accounts payable and accrued expenses		5,245,238
Total liabilities		6,682,897
Commitments and Contingencies (Note 5)		
Member's Equity		7,026,342
Total liabilities and member's equity	$	13,709,239

See Notes to Financial Statement.

Note 1. Organization, Description of the Business, and Summary of Significant Accounting Policies

Organization: FS Investment Solutions, LLC (the "Company"), was formed in the State of Delaware on July 16, 2007. The Company received its registrations/licenses from the U.S. Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority, Inc. ("FINRA") on December 14, 2007.

Description of the Business: The Company is registered with the SEC and FINRA as a broker-dealer. The Company is the affiliated broker-dealer and a wholly-owned subsidiary of Franklin Square Holdings, L.P. ("Holdings") and, as of December 31, 2017, served as the wholesale marketing agent in connection with the continuous public offering of shares by FS Credit Income Fund ("FSCIF"), FS Energy Total Return Fund ("FSETR") and FS Multi-Strategy Alternatives Fund ("FSMS") and as the dealer manager in connection with the continuous public offering of shares by FS Credit Real Estate Income Trust, Inc. ("FSCREIT"). During the year ended December 31, 2017, the Company also served as the dealer manager in connection with the continuous public offering of shares by (i) FS Global Credit Opportunities Fund-ADV ("FSGCO-ADV"), FS Global Credit Opportunities Fund-T ("FSGCO-T") and FS Global Credit Opportunities Fund-T2 ("FSGCO-T2"), which invested substantially all of their net assets in FS Global Credit Opportunities Fund, a separate management investment company with the same investment objectives and strategies, (ii) FS Investment Corporation III ("FSIC III") and (iii) FS Investment Corporation IV ("FSIC IV"). FSGCO-ADV, FSGCO-T, FSGCO-T2, FSIC III and FSIC IV closed their continuous public offering of shares to new investors in October 2017, June 2017, October 2017, November 2017 and November 2017, respectively. During the year ended December 31, 2016, the Company also served as the dealer manager in connection with the continuous public offering of shares by FS Energy and Power Fund ("FSEP"), FS Global Credit Opportunities Fund-A ("FSGCO-A") and FS Global Credit Opportunities Fund-D ("FSGCO-D" and, together with FSGCO-A, FSGCO-ADV, FSGCO-T and FSGCO-T2, the "FSGCO Feeder Funds"; and the FSGCO Feeder Funds collectively with FSIC III, FSIC IV, FSCIF, FSETR, FSMS and FSCREIT, the "Funds"). FSEP, FSGCO-A and FSGCO-D closed their continuous public offering of shares to new investors in November 2016, April 2016 and April 2016, respectively. The Company also previously served as the dealer manager in connection with the offering of FS OneEquity Partners Co. L.P. ("FSOEP), which was closed in December 2016 and has liquidated. The Company may also serve as the dealer manager in connection with offerings by other entities sponsored by Holdings. The Company does not custody customer accounts and does not refer or introduce customers to other brokers and dealers.

Rule 15c3-3 Exemption: The Company operates under the provisions of Rule 15c3-3(k)(2)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Rule 15c3-3(k)(2)(i) promulgated under the Exchange Act provide that the Company must carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities, not otherwise hold funds or securities for, or owe money or securities to, customers and effectuate all financial transactions through one or more designated bank accounts.

A computation of a reserve requirement is not applicable as the Company qualifies for the exemption set forth in Rule 15c3-3(k)(2)(i) promulgated under the Exchange Act.

A summary of the Company's significant accounting polices is as follows:

Cash and Cash Equivalents: The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash equivalents. All cash balances are maintained with high credit quality financial institutions which are members of the Federal Deposit Insurance Corporation (the "FDIC").

Property and Equipment: Property and equipment, which includes leasehold improvements, are stated at cost. Depreciation of furniture, fixtures, computer equipment and software is provided over the estimated

Note 1. Organization, Description of the Business, and Summary of Significant Accounting Policies (Continued)

useful lives of the related assets using principally the straight-line method. The estimated useful lives for furniture, fixtures, computer equipment and software range from three to five years.

Leasehold improvements are amortized using the straight-line method over the lesser of the estimated economic life of the improvements or the lease term.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk: The Company maintains cash balances at financial institutions. Such cash balances may, at various times during the year, exceed the threshold for insurance coverage provided by the FDIC. The Company mitigates its risk relative to cash by maintaining relationships with, what management believes to be, high quality financial institutions.

Income Taxes: The Company, with the consent of its member, has elected to be taxed under sections of federal and state income tax law that provide that, in lieu of corporation income taxes, the Company's items of income, deductions, losses and credits are allocated fully to the member. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statement. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for the years before 2014.

Recent Accounting Pronouncements: In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. For public business entities, the new standard is effective for annual reporting periods beginning after December 15, 2017. The Company meets the FASB's definition of a public business entity because it is required by the Exchange Act to furnish financial statements under SEC Rule 17a-5. As a result, the Company is required to adopt the new standard as of January 1, 2018 and expects to do so using the cumulative effect method applied to contracts with customers that are not completed as of the date of adoption.

In connection with its adoption of the guidance under the new standard, the Company has performed an analysis to identify contracts with customers within the scope of the new standard and to determine the related performance obligation and transaction price. Under the new standard, the Company expects to recognize revenue based on the transaction price as the performance obligation if fulfilled. In its analysis, the Company considered, among other things, whether it acts as the principal or agent with respect to services related to its performance obligation, whether the performance obligation is fulfilled over time or at a point in time, and whether variable consideration is constrained from being included in the transaction price. In addition, the Company considered the costs incurred to obtain and fulfill contracts with customers to determine whether such costs would be required to be capitalized. Based on its analysis, the Company expects to provide the additional disclosures required under the new standard but does not otherwise expect a material effect on its financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842),* which supersedes the leasing guidance in *Topic 840, Leases.* Under ASU 2016-02 lessees are required to recognize lease assets and

Note 1. Organization, Description of the Business, and Summary of Significant Accounting Policies (Continued)

lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. For public business entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of adopting this new standard on its financial statements.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230): Restricted Cash*. ASU 2016-18 provides guidance on the presentation of restricted cash or restricted cash equivalents in the statement of cash flows. For public business entities, ASU 2016-18 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of adopting this new standard on its financial statements.

Economic Dependence: The Company does not currently expect to generate net income or cash flow from operations due to a reduction in revenues generated by the Company from its current and future wholesale marketing and dealer manager agreements with entities sponsored by Holdings. The Company expects to continue to incur the necessary compensation and other costs necessary to fulfill its obligations under the wholesale marketing and dealer manager agreements. Management evaluated the significance of these conditions in relation to the Company's ability to meet its obligations. On May 29, 2015, the Company entered into a Capital Contribution agreement with Holdings pursuant to which Holdings has agreed to make, and the Company has agreed to accept, future capital contributions in amounts to be determined in the sole discretion of Holdings. It is the intent of Holdings to make periodic contributions to cover net losses at the Company as well as to sustain minimum net capital requirements as defined under Rule 15c3-1 promulgated under the Exchange Act. Management believes its plans alleviate substantial doubt about the entity's ability to continue as a going concern.

Subsequent Events: The Company has evaluated the impact of subsequent events (events occurring after December 31, 2017) through February 23, 2018, which represents the date the financial statement was issued.

Note 2. Related Party Transactions

Holdings provides personnel and administrative services to the Company for which Holdings is entitled to reimbursement. During the years ended December 31, 2017 and 2016, the Company incurred $11,752,037 in personnel and administrative services payable to Holdings. Amounts related to these services and payable to Holdings were $1,437,659 at December 31, 2017 and are included in due to affiliate on the statement of financial condition.

Note 3. Property and Equipment

Property and equipment consists of the following:

Computer equipment and software	$ 1,642,101
Furniture and fixtures	314,407
Leasehold improvements	54,940
Less accumulated depreciation	(1,431,202)
	$ 580,246

Note 4. Commission Expenses

As of December 31, 2017, the Company's wholesalers receive up to 60 basis points on the gross equity capital raised on behalf of the Funds during their offering stages excluding shares issued pursuant to the Funds' distribution reinvestment plans. In addition, certain management personnel of the Company receive commissions of up to 11 basis points on the gross equity capital raised on behalf of the Funds during their offering stages, excluding proceeds raised pursuant to the Fund's distribution reinvestment plans. At December 31, 2017, $30,216 of commissions were unpaid and are included in accounts payable and accrued expenses on the statement of financial condition.

Note 5. Commitments and Contingencies

Legal and Other Loss Contingencies: From time to time, the Company may be a party to certain legal proceedings in the ordinary course of business. While the outcome of these legal proceedings cannot be predicted with certainty, the Company does not expect that these proceedings will have a material effect upon its financial condition or results of operations. In January 2018 a confidential settlement was reached with a former employee. At December 31, 2017, the settlement amount is included in professional fees and accrued expenses.

Leasing Activities: The Company currently leases office space at the Philadelphia Navy Yard from Holdings under a sublease to an operating lease agreement that expires in December 2025. The Company leases office space in Washington, DC from Holdings under a sublease to an operating lease agreement that expires in April 2018. The Company also leases office space in Orlando, Florida from an unrelated third party under an operating lease agreement that expires in March 2021. During 2017, Holdings paid the rent commitment for the Orlando office space and the Company reimbursed Holdings for its allocated portion. Future aggregate minimum lease payments are as follows:

Years Ending December 31,		
2018	$	809,837
2019		810,878
2020		829,790
2021		601,692
2022		531,280
Thereafter		1,651,476
	$	5,234,953

Wholesaler Bonus Plan: Effective January 1, 2012, the Company adopted the Company's Wholesaler Bonus Plan (the "Plan") for the benefit of qualifying full-time employees of the Company, pursuant to which certain qualifying employees are eligible to receive performance-based awards in the form of cash or shares of an investment product sponsored by Holdings. Subject to limited exceptions, participants are not entitled to receive any award under the Plan unless they are employed by the Company on the date that the award is delivered. Bonuses under the Plan are awarded at the Company's discretion. Cash awards are recognized as compensation expense in the year granted. Share awards are recognized as compensation expense ratably over the vesting period.

Advance Commissions: In 2016 and through February 1, 2017, the Company advanced commissions in connection with the continuous public offering of shares by FSIC IV. The amount of advanced commission paid was 2.55% of gross equity capital raised. In 2016 and through the closing of its continuous public offering, the Company advanced commissions of 1.00% of gross equity capital raised in

Note 5. Commitments and Contingencies (Continued)

the continuous public offering of shares of FSGCO—ADV. Advance commissions may be paid in connection with other offerings in the future.

Note 6. Net Capital Requirement

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $5,653,096, which was $5,207,570 more than required net capital of $445,526 at December 31, 2017. The Company's ratio of aggregate indebtedness to net capital was 1.18 to 1 at December 31, 2017.